200 Mamaroneck Avenue White Plains, N.Y. 10601 (914) 428-9098 (917) 428-4581 (Fax)

November 6, 2008

Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Ms. Amanda McManus Branch Chief-Legal Mail Stop 3561

Re:	Drew Industries Incorporated File No. 001-13646 Definitive Proxy Statement on Schedule 14A Form 10-K for year ended December 31, 2007

Dear Ms. McManus:

Reference is made to your letter of comments dated September 29, 2008 (received by us October 27, 2008) relating to the Annual Report on Form 10-K for the year ended December 31, 2007 and the Definitive Proxy Statement on Schedule 14A, both filed by Drew Industries Incorporated (the “Company”).

Our reply is cross-referenced to your comments as numbered.

Form 10-K

Item 1A. Risk Factors, page 4

1.
In future filings, the Company will describe, to the extent ascertainable, the current true risk presented to our business with respect to each risk factor. With respect to the risk factor related to pending litigation, we will summarize the proceeding, which is disclosed in more detail under Item 3. “Legal Proceedings,” and cross-reference to that Item.

Item 5. Market For Registrant’s Common Equity, page 16

2.	Item 5 of Form 10-K requires information regarding equity securities of the Company sold by the Company that were not registered under the Securities Act.

All securities sold by the Company during the period covered by the Form 10-K were sold to employees upon exercise of options granted pursuant to the Company’s 2002 Equity Award and Incentive Plan. These securities were registered pursuant to Registration Statements on Form S-8, Registration Nos. 333-37194, 333-91174, and 333-141276. Accordingly, we believe that no information is required in response to Item 5.

website: www.drewindustries.com
drew@drewindustries.com

Item 9A. Controls and Produces, page 67

3.
The conclusions of our principal executive and financial officers regarding the effectiveness of our internal controls over financial reporting inadvertently did not include their conclusions regarding the effectiveness of our disclosure controls and procedures.

Accordingly, by executing this letter, our principal executive officer and principal financial officer (promoted to President of the Company effective May 28, 2008) hereby certify to their conclusions that, as of the end of the period covered by the Form 10-K, the Company’s disclosure controls and procedures were effective, and that such conclusions were reached prior to the filing date of the Form 10-K.

In addition, we wish to call to your attention that in each of our 2008 quarterly reports on Form 10-Q, our principal executive and financial officers certify that they have concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by each such Form 10-Q.

We respectfully request that the Company be permitted to include the conclusions of our principal executive and financial officers with respect to the effectiveness of disclosure controls and procedures in future filings, rather than amending the Company’s 2007 Form 10-K. We furnish, on request, to stockholders, institutional investors, analysts, and others on a regular basis our “wrap-around” combined Annual Report to Stockholders and Form 10-K. The information contained in an amendment on Form 10-K/A filed with the SEC would not be included in that wrap-around document unless we reprinted an amended wrap-around document, or attached to our original document a copy of the amendment on Form 10-K/A. The first alternative would entail considerable re-printing expense. The second alternative would involve the expense of printing an addendum, as well as the inconvenience of fastening it to the document with the risk that it may become detached (not to mention the aesthetic sacrifice).

We are a calendar year company, and we will be filing, printing, and distributing a new Form 10-K shortly. Therefore, we believe that the expense and inconvenience associated with an amendment to our 2007 Form 10-K should be avoided, if possible.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Management, page 3

4.	In future filings, the Company will include information relating to the security ownership of each of our named executive officers.

Compensation Discussion and Analysis, page 14

5.	In future filings, the Company will disclose in Compensation Discussion and Analysis the subjective criteria used to determine discretionary bonuses paid to any of our named executive officers.

With respect to those of our named executive officers who earn performance-related compensation, performance measures required to be achieved by them were included in the performance-based formulas set forth for each such executive under “2007 Executive Performance and Compensation,” Proxy Statement, pages 19-21.

All performance-based incentive compensation is paid to these executives pursuant to the Company’s 2002 Equity Award and Incentive Plan approved by stockholders on May 16, 2002. The specific items of corporate performance on which all performance-based incentive compensation for the named executive officers is calculated are the Company’s operating profit, or pre-tax profit, in either case in excess of a specified threshold, and in certain instances, return on assets.

In future filings we will provide an expanded qualitative and quantitative discussion of specific company financial goals and key operating drivers used in the development of individual performance objectives to determine performance-related compensation.

We believe the Compensation Discussion and Analysis rules contained in Regulation S-K, Item 402(b), require discussion of the compensation earned by the named executive officers. Accordingly, information regarding management employees at lower levels, who are not compensated in accordance with the same criteria, was not included.

Compensation Process, page 22

6. In future filings, the Company will disclose in detail the role of our Chief Executive Officer in the Company’s compensation processes, and his input in respect of the compensation paid to our Chief Financial Officer.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

We would appreciate your instructions with respect to our response to Comments 3 and 5. If you have any questions regarding this response, please contact the undersigned or Harvey F. Milman, the Company’s Chief Legal Officer at (914) 428-9098. The Company will furnish any additional information and materials that you require.

Very truly yours,

Drew Industries Incorporated

/s/ Leigh J. Abrams
Leigh J. Abrams
Director and Chief Executive Officer

/s/ Fredric M. Zinn
Fredric M. Zinn
Director and President
(formerly Chief Financial Officer)

cc:	Ms. Michelle Lacko